CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$3,000,000	$386.40

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated April 11, 2014 (To Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Index Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

US$3,000,000

PRINCIPAL AT RISK CALLABLE CMS STEEPENER AND RUSSELL 2000® INDEX

LINKED NOTES DUE APRIL 16, 2029

Principal Amount:	US$3,000,000	Issuer:	Barclays Bank PLC

Issue Price:	Variable Price Re-Offer	Series:	Global Medium-Term Notes, Series A

Original Trade Date:	April 11, 2014	Original Issue Date:	April 16, 2014

CUSIP:	06741UBH6	Denominations:	Minimum denominations of US$20,000 and in integral multiples of US$1,000 thereafter.
ISIN:	US06741UBH68

Payment at Maturity:

If your Notes are not redeemed early by us pursuant to the “Redemption at the Option of the Company” provision, and you hold the Notes to maturity, for each $1,000 principal amount Note you will receive a cash payment (subject to our credit risk) on the stated Maturity Date, determined as follows:

•	If the Final Index Level is greater than or equal to the Barrier Level: $1,000

•	If the Final Index Level is less than the Barrier Level: an amount equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Index Return. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × Index Return]

If the Final Index Level declines by more than 50% from the Initial Index Level, you will lose 1% of the principal amount of your Note for every 1% that the Final Index Level falls below the Initial Index Level. As such, you will lose some or all of your principal at maturity if the Final Index Level declines from the Initial Index Level by more than 50%.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Factors—Issuer Credit Risk” in this pricing supplement.

[Terms of Notes continue on next page]

	Price to Public(1)	Agent’s Commission(1)(2)	Proceeds to Barclays Bank PLC(1)(2)
Per Note	At Variable Prices	5.00%	95.00%
Total	At Variable Prices	$150,000.00	$2,850,000.00

(1)	Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a maximum commission equal to $50.00 per $1,000 principal amount, or 5.00%, resulting in a minimum aggregate proceeds to Barclays Bank PLC of $2,850,000. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale; provided that, such prices are not expected to be less than $950.00 or greater than $1,000 per $1,000 principal amount. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers. See “Selected Risk Factors—The Price You Paid for the Notes May Be Higher than the Prices Paid by Other Investors” below for additional detail.
(2)	The total Agent’s Commission and Proceeds to Barclays Bank PLC, are based on the aggregate dollar amount of notes sold by Barclays Bank PLC to Barclays Capital Inc. as determined on the Original Trade Date.

Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is $919.50 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” below. We may decide to sell additional Notes after the date of this pricing supplement, at issue prices and with commissions and aggregate proceeds that differ from the amounts set forth above. In addition, the estimated value of the Notes on the date any additional Notes are priced for sale to be traded will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded. As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may be lower or higher than our estimated value of the Notes on the Original Trade Date, but in no case will be less than $870.00 per Note.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Factors—Issuer Credit Risk” on page PS-2 below.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” on page PS-5 below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Index:	Russell 2000® Index. The Russell 2000® Index is a subset of the Russell 3000® Index that consists of approximately 2000 of the smallest companies (based on a combination of their market capitalization and the current index membership) included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the index, see the information set forth under “Non-Proprietary Indices—Equity Indices—Russell 2000® Index” in the accompanying index supplement.

Barrier Level:	555.72, which is 50.00% of the Initial Index Level.	Initial Index Level:	1,111.44, which is the Index Level on the Original Trade Date.

Final Valuation Date:	April 09, 2029(*)	Maturity Date:	April 16, 2029(*) subject to Redemption at the Option of the Company (as set forth below).

Index Return:	The performance of the Index from the Initial Index Level to the Final Index Level, expressed as a percentage and calculated as follows: Final Index Level – Initial Index Level Initial Index Level	Final Index Level:	The Index Level on the Final Valuation Date.

Index Level:	For any Scheduled Trading Day, the closing value of the Index published at the regular weekday close of trading on that Scheduled Trading Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “RTY <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-98 of the accompanying prospectus supplement.

Reference Asset/Reference Rate: The CMS Spread.

CMS Spread: An amount determined by the Calculation Agent, which is the CMS Rate with a maturity of 30 years minus the CMS Rate with a maturity of 2 years. (See “The CMS Rates” on page PS-10 for additional information on how the CMS Rates are calculated). In certain circumstances, the CMS Rates will be based on the alternate calculation of the CMS Rates as described in “Reference Assets—Floating Interest Rate—CMS Rate” in the accompanying prospectus supplement.

		Maximum Interest Rate: Minimum Interest Rate:	10.75% per annum. 0.00% per annum.

Initial Interest Rate:	10.75% per annum

Interest Rate Formula:

For each Interest Period commencing on or after the Original Issue Date to but excluding April 16, 2015 (“Initial Interest Payment Period): the Initial Interest Rate

For each Interest Period commencing on or after April 16, 2015 (“Floating Interest Payment Period”), the interest rate per annum will be equal to the product of (1) the Multiplier times (2) the Reference Rate, subject to the Minimum Interest Rate and the Maximum Interest Rate.

Interest Payment Dates:	Payable quarterly in arrears on the 16th day of each January, April, July and October, commencing on July 16, 2014 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period:	The first Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Reference Rate Reset Dates:	For each Interest Period commencing on or after April 16, 2015, the first day of such Interest Period

Reference Rate Determination Dates:	Two New York Business Days prior to the relevant Reference Rate Reset Date

Multiplier:	4.00

Business Day Convention/Day Count Fraction:	Following, unadjusted; 30/360

Scheduled Trading Day:	A day, as determined by the Calculation Agent, on which trading is generally conducted on each of the relevant exchange(s) on which each Index component is traded is scheduled to be open for trading and trading is generally conducted on each such relevant exchange.

Business Day:	A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Redemption at the Option of the Company:	We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date occurring on or after April 16, 2015, provided we give at least five Business Days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:	If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of your Notes together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement:	DTC; Book-entry; Transferable.

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent:	Barclays Bank PLC

(*)	Subject to postponement in the event of a Market Disruption Event. See “Reference Assets -Indices-Market Disruption Events Relating to Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” starting on page S-95 of the accompanying prospectus supplement for additional information on the events that will be deemed to be a Market Disruption Event. Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a Market Disruption Event on such date. The Maturity Date will be postponed if the Final Valuation Date is postponed due to the occurrence or continuance of a Market Disruption Event with respect to the Index on the Final Valuation Date. In such a case, the Maturity Date will be postponed by the same number of business days from but excluding the originally scheduled Final Valuation Date. See “Terms of the Notes—Maturity Date” in the accompanying prospectus supplement for additional information.

We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013, the index supplement dated July 19, 2013 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, the index supplement and any relevant preliminary pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Index Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement, the index supplement and any relevant preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately twelve months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

Barclays Capital Inc., or another affiliate of ours, or a third party distributor may purchase and hold some of the Notes for subsequent resale at variable prices after the initial issue date of the Notes. There may be circumstances where investors may be offered to purchase those Notes from one distributor (including Barclays Capital Inc. or an affiliate) at a more favorable price than from other distributors. Furthermore, from time to time, Barclays Capital Inc. or an affiliate may offer and sell the Notes to purchasers of a large number of the Notes at a more favorable price than a purchaser acquiring a lesser number of the Notes.

At our sole option, we may decide to offer additional Notes after the original trade date. Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded. As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may differ significantly from our estimated value of the Notes on the original trade date, but in no case will be less than $870.00.

We urge you to read the “Selected Risk Factors” beginning on page PS-5 of this pricing supplement.

PS–4

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•	Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal provided at maturity, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive any repayment of principal or any other amounts owed to you under the terms of the Notes.

•	Your Investment May Result in a Loss; You Could Lose Your Entire Principal Investment in the Notes—The Notes do not guarantee any return of principal. The Notes provide for limited protection (subject to our credit risk) at maturity and only to the extent afforded by the Barrier Level. However, if the Final Index Level declines from the Initial Index Level by more than 50.00%, you will lose an amount equal to 1.00% of the principal amount for every 1.00% that the Final Index Level has fallen below the Initial Index Level. Moreover, if the Index Level declines to zero, then you will lose your entire investment in the Notes. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Factors—Issuer Credit Risk” in this pricing supplement.

•	The Payment at Maturity on Your Notes Will Be Based on the Index Level on the Final Valuation Date, Which Occurs Approximately Fifteen Years After the Original Issue Date—If the Final Index Level declines from the Initial Index Level by more than 50.00%, you can lose up to your entire principal investment in the Notes. The Final Index Level will be based on the closing level of the Index on the Final Valuation Date, which is a date that is approximately fifteen years following the Original Issue Date. Because the Payment at Maturity on your Notes, if any, is based solely on the performance of the Index on the Final Valuation Date, your investment in the Notes entails taking a position on the performance of the Index as of a date that occurs approximately fifteen years after the Original Issue Date. During this fifteen year period, a multitude of factors, including, among other things, political, economic, regulatory, environmental and military events, can have a significant impact on the performance of the Index. Many of these factors and events are unpredictable. Making accurate long-term predictions regarding the performance of equities indices, such as the Index, is exceedingly difficult, if not impossible, and, as such, an investment in the Notes subjects you to significant market risk. Moreover, in contrast to the Notes, which expose investors to full principal risk if the Final Index Level is less than the Barrier Level, a majority of instruments with similar maturities to the Notes are principal protected (subject to the creditworthiness of the relevant issuer). As such, in light of the fact that your principal investment in the Notes is at risk, the Notes are significantly riskier than many other instruments with similar maturities and therefore should not be viewed by investors as being comparable to standard fixed income investments.

•	The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Closing Level on the Final Valuation Date—The Final Index Level of the Index will be based solely on the Index Level on the Final Valuation Date (which will occur approximately fifteen years following the Original Issue Date). Therefore, if the Index Level of the Index drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Index prior to such drop. Please see “Selected Risk Factors—The Payment at Maturity on Your Notes Will Be Based on the Index Level on the Final Valuation Date, Which Occurs Approximately Fifteen Years After the Original Issue Date” for further discussion on the timing of the observation of the Index Level for purposes of determining the Payment at Maturity, if any.

•

Reference Rate / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the relevant CMS Rates and/or the Index. After the initial Interest Periods for which the Initial Interest Rate applies, the amount of interest payable on the Notes is determined by multiplying the (a) Multiplier and (b) the difference between the CMS Rates of the two maturities identified on the cover page hereof (the Reference Rate, or “CMS Spread”), as determined on the Reference Rate Determination Date applicable to the relevant Interest Period, subject to the Minimum Interest Rate and the Maximum Interest Rate. Accordingly, the amount of interest payable on the Notes is dependent on whether, and the extent to which, the CMS Spread is

PS–5

greater than zero on the Reference Rate Determination Date applicable to the relevant Interest Period. If the CMS Spread on any Reference Rate Determination Date is equal to or less than zero (i.e., the difference between the CMS Rates of the two maturities identified on the cover page hereof is equal to or less than zero), you would receive no interest payment for the related Interest Period (i.e., the interest rate for that Interest Period would be equal to the Minimum Interest Rate of 0.00%). If the CMS Spread is equal to or less than zero on every Reference Rate Determination Date throughout the term of the Notes, you would receive no interest payments on your Notes throughout their term after the initial Interest Periods for which the Initial Interest Rate applies. It is possible that the interest payment related to each Interest Period, after the initial Interest Periods for which the Initial Interest Rate applies, during the term of the Notes will be less than the amount that would be paid on an ordinary debt security of comparable maturity and may be zero in many instances.

•	The Amount of Interest Payable on the Notes Related to Any Interest Period is Capped—The interest rate on the Notes for each quarterly Interest Period, after the Initial Payment Period when the Initial Interest Rate applies, is capped for that Interest Period at the maximum interest rate of 10.75% per annum. Furthermore, due to the leverage factor or multiplier, you will not get the benefit of any increase in the CMS Spread (as determined on the relevant Reference Rate Determination Date) above a level of approximately 2.6875%.

•	Potential Return Limited to Any Interest Payments—The return on the Notes, if any, is limited to the quarterly interest payments, if any. You will not participate in any appreciation in the principal amount of your Notes (even though your principal investment on the Notes is subject to loss) regardless of any increase in the Index Level (which may be significant). Moreover, beginning on the Reference Rate Reset Date of April 16, 2015 and each Reference Rate Reset Date thereafter, if the CMS Spread (which is the CMS Rate with a maturity of 30 years minus the CMS Rate with a maturity of 2 years – see “The CMS Rates” on page PS-10 for additional information on how the CMS Rates are calculated) is equal to or less than 0.00% on the Reference Rate Determination Date prior to such Reference Rate Reset Date, interest will accrue at a rate of 0.00% per annum for each day within the applicable Interest Periods. As such, it is possible that you will not receive any interest payments after the initial Interest Periods for which the Initial Interest Rate applies. Please see “Selected Risk Factors—Reference Rate / Interest Payment Risk” above for additional information.

•	The Price You Paid for the Notes May Be Higher than the Prices Paid by Other Investors—Barclays Capital Inc. proposes to offer the Notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at prevailing market prices at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you paid for your Notes will be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchased the Notes, any related transaction costs, whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

•	The Notes Will Be Subject to Redemption at Our Option—We may redeem the Notes prior to the Maturity Date on any Interest Payment Date, beginning on the date specified on the cover page hereof. If you intend to purchase the Notes, you must be willing to have your Notes redeemed early. We are generally more likely to redeem the Notes during periods when we expect that interest will accrue on the Notes at a rate that is greater than that which we would pay on our traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the Notes. In contrast, we are generally less likely to redeem the Notes during periods when we expect interest to accrue on the Notes at a rate that is less than that which we would pay on those instruments. If we redeem the Notes prior to the Maturity Date, accrued interest will be paid on the Notes until such early redemption, but you will not receive any future interest payments from the Notes redeemed and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

PS–6

•	Exposure to the Index and the CMS Rates—Payments on the Notes are determined with reference to both the CMS Rates and the Index. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market. Please see “Selected Risk Factors—Certain Considerations Related to Equity Indices Whose Underlying Constituents are Small Capitalization Stocks” below.

The CMS Rates or the 30 Year CMS Rate and the 2 Year CMS Rate are the “constant maturity swap rates” that measure the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of thirty years or two years, respectively. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate, and is the rate of interest at which banks borrow funds from each other in the London interbank market. 3-Month LIBOR is the rate of interest which banks in London charge each other for loans for a period of three months.

For additional information about the Index and the CMS Rates, and, more specifically, how the CMS Spread is calculated, see “CMS Rates” and “Information Regarding the Index” below.

•	Certain Considerations Related to Equity Indices Whose Underlying Constituents are Small Capitalization Stocks—The stocks that constitute the Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•	The Historical Performance of the CMS Rates and the Index Are Not an Indication of Their Future Performance—The historical performance of the CMS Rates and the Index should not be taken as an indication of their future performance during the term of the Notes. Changes in the levels of the CMS Rates and the Index will affect the value of the Notes, but it is impossible to predict whether such levels will rise or fall. During the Floating Interest Payment Period, there can be no assurance that the CMS Spread will be positive during the relevant Interest Periods. In addition, there can be no assurance that the Final Index Level will be greater than or equal to the Barrier Level. Furthermore, the historical performance of the CMS Spread and the Index does not reflect the return the Notes would have had because they do not take into account each other’s performance, the Multiplier or the Maximum Interest Rate.

•	No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•	Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the interest payments that you receive on the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income in respect of the Notes in excess of the interest payments you receive on the Notes. The outcome of this process is uncertain. In addition, any character mismatch arising from your inclusion of ordinary income in respect of the interest payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

PS–7

•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models. Moreover, at our sole option, we may decide to sell additional Notes after the Original Trade Date. Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded. As a result of changes in these variables, our estimated value of the Notes on any subsequent trade may differ significantly from our estimated value of the Notes on the Original Trade Date.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and May be Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Original Trade Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

PS–8

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of the Reference Rates or that are included in, related to changes in or linked to the Index. Such market making activities, trading activities and other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•	Additional Potential Conflicts—As described above, we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the Reference Rate and the Index Level on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Rate and the Index;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	the dividend rate on the common stocks underlying the Index;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

PS–9

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios. These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes. The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at a per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for each Interest Period during the term of the Notes.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Reference Rate.

For each Interest Period commencing on or after April 16, 2015, a value for the Reference Rate is determined by calculating the CMS Spread, which is the difference between the CMS Rates of the two maturities identified on the cover page hereof on the Reference Rate Determination Date for that Interest Period. If the value of the first CMS Rate is not sufficiently greater than the second CMS Rate, the subtraction of the second CMS Rate from the first CMS Rate will result in a negative CMS Spread or a CMS Spread of zero, and therefore a negative Reference Rate or a Reference Rate that is equal to zero.

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

For each Interest Period commencing on or after the Original Issue Date to but excluding April 16, 2015, the interest rate per annum will be equal to the Initial Interest Rate. For each Interest Period commencing on or after April 16, 2015 (“Floating Interest Payment Period”), the interest rate per annum will be equal to the product of (1) the Multiplier times the (2) Reference Rate (as determined in Step 1), subject to the Minimum Interest Rate and the Maximum Interest Rate.

As both the Initial Interest Rate and the Maximum Interest Rate are set at 10.75%, the maximum possible per annum interest rate for any Interest Period is 10.75%. The minimum interest rate applicable to any Interest Period during the Floating Interest Payment Period could be 0.00%. As such, the per annum interest rate for any Interest Period during the Floating Interest Payment Period could potentially be between 0.00% per annum and 10.75% per annum. See “Selected Risk Factors—Reference Rate / Interest Payment Risk”.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period (rounded to five decimal places) by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction (90/360 in light of the quarterly Interest Payment Dates). The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The table below presents examples of hypothetical interest that would accrue on the Notes during various Interest Periods during the Floating Interest Payment Period. For the Initial Interest Payment Period, interest will accrue at a rate of 10.75% per annum. For the Floating Interest Payment Period, interest will accrue on the Notes based on the CMS Spread on the applicable Reference Rate Determination Date. The examples below do not take into account any tax consequences from investing in the Notes.

PS–10

30 Year CMS Rate	2 Year CMS Rate	Reference Rate[1]	Interest Rate (per annum)[2]	Effective Interest Rate[5]	Interest Payment Amount (per $1,000 Note) [6]
3.00%	4.20%	–1.20%	0.00%[3]	0.00%	$0.00
4.00%	4.60%	–0.60%	0.00%[3]	0.00%	$0.00
5.00%	5.00%	0.00%	0.00%	0.00%	$0.00
6.00%	5.30%	0.70%	2.80%	0.70000%	$7.00
8.00%	7.00%	1.00%	4.00%	1.00000%	$10.00
10.00%	7.00%	3.00%	10.75%[4]	2.68750%	$26.875

1.	For each Interest Period, the value of the Reference Rate is equal to the CMS Spread (the 30 Year CMS Rate minus the 2 Year CMS Rate), as determined on the related Reference Rate Determination Date.
2.	The interest rate per annum is equal to the product of the Multiplier (4.00) and the Reference Rate for that Interest Period, subject to the Minimum Interest Rate (0.00%) and the Maximum Interest Rate (10.75%).
3.	The interest rate per annum for any Interest Period shall not be less than the Minimum Interest Rate, in this case 0.00%.
4.	The interest rate per annum for any Interest Period shall not be greater than the Maximum Interest Rate, in this case 10.75%.
5.	The effective interest rate for any Interest Period equals the applicable interest rate per annum multiplied by the day count fraction (90/360).
6.	The interest payment amount for an Interest Payment Date equals the principal amount times the effective interest rate for the related Interest Period.

Example 1: If on the Reference Rate Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 6.00% and the 2 Year CMS Rate is 5.30%, the Reference Rate for the Interest Period would be 0.70% (equal to the 30 Year CMS Rate minus the 2 Year CMS Rate). In this case, the per annum interest rate for that Interest Period would be 2.80% (equal to the Reference Rate times the Multiplier of 4.00), and you would receive an interest payment of $7.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.80% × (90/360) = 0.70%

Interest Payment = $1,000 × 0.70% = $7.00

Example 2: If on the Reference Rate Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 4.00% and the 2 Year CMS Rate is 4.60%, the Reference Rate for the Interest Period would be –0.60% (equal to the 30 Year CMS Rate minus the 2 Year CMS Rate). Because the value of the Reference Rate times the Multiplier of 4.00 results in a per annum interest rate of–2.40%, which is less than the Minimum Interest Rate of 0.00%, the per annum interest rate for that Interest Period would be 0.00% (the Minimum Interest Rate), and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If on the Reference Rate Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 10.00% and the 2 Year CMS Rate is 7.00%, the Reference Rate for the Interest Period would be 3.00% (equal to the 30 Year CMS Rate minus the 2 Year CMS Rate). Because the value of the Reference Rate times the Multiplier of 4.00 results in a per annum interest rate of 12.00%, which is greater than the Maximum Interest Rate of 10.75%, the per annum interest rate for that Interest Period would be equal to the Maximum Interest Rate of 10.75%, and you would receive an interest payment of $26.875 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 10.75% × (90/360) = 2.6875%

Interest Payment = $1,000 × 2.6875% = $26.875

PS–11

HYPOTHETICAL PAYMENT AT MATURITY (excludes any Interest Payment payable at maturity)

The following illustrate the hypothetical amounts payable at maturity. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the Notes. The numbers appearing in the following table have been rounded for ease of analysis. Note that, for purposes of the hypothetical payment at maturity calculations set forth below, we are assuming that (i) the Initial Index Level is 1,111.44, (ii) the Barrier Level with respect to the Index is 555.72 (the Initial Index Level multiplied by 50.00%, rounded to the nearest hundredth) and (iii) the Notes are not redeemed prior to maturity pursuant to “Redemption at the Option of the Company” as described on the cover page hereof and the Notes are held until maturity. The hypothetical examples set forth below do not take into account any tax consequences from investing in the Notes.

The payment at maturity, in addition to any final interest payment, will depend on whether the Final Index Level is greater than or equal to or less than the Barrier Level. You will receive (subject to our credit risk) a payment at maturity equal to the principal amount of your Notes only if the Final Index Level is greater than or equal to the Barrier Level.

If the Final Index Level is less than the Barrier Level, you will receive (subject to our credit risk) a payment at maturity that is less, and possibly significantly less, than the principal amount of your Notes, calculated by the Calculation Agent as an amount equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Index Return. As such, if the Final Index Level has depreciated by more than 50.00% relative to the Initial Index Level, you may lose some or all of the principal amount of your Notes at maturity.

Final Index Level	Index Return	Payment at Maturity*
2,222.88	100%	$1,000.00
2,111.74	90%	$1,000.00
2,000.59	80%	$1,000.00
1,889.45	70%	$1,000.00
1,778.30	60%	$1,000.00
1,667.16	50%	$1,000.00
1,556.02	40%	$1,000.00
1,444.87	30%	$1,000.00
1,333.73	20%	$1,000.00
1,222.58	10%	$1,000.00
1,167.01	5%	$1,000.00
1,111.44	0%	$1,000.00
1,055.87	-5%	$1,000.00
1,000.30	-10%	$1,000.00
944.72	-15%	$1,000.00
889.15	-20%	$1,000.00
833.58	-25%	$1,000.00
778.01	-30%	$1,000.00
722.44	-35%	$1,000.00
666.86	-40%	$1,000.00
555.72	-50%	$1,000.00
444.58	-60%	$400.00
333.43	-70%	$300.00
222.29	-80%	$200.00
111.14	-90%	$100.00
0.00	-100%	$ 0.00

*	Per $1,000 principal amount Note (excludes any Interest Payment payable at maturity)

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The Index Level increases from an Initial Index Level of 1,111.44 to a Final Index Level of 1,889.45.

Because the Final Index Level of 1,889.45 (representing an increase of 70.00%) is greater than the Initial Index Level of 1,111.44, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

PS–12

Example 2: The Index Level decreases from an Initial Index Level of 1,111.44 to a Final Index Level of 1,000.30.

The Final Index Level of 1,000.30(representing a decline of -10.00% from the Initial Index Level) is less than the Initial Index Level of 1,111.44, but greater than the Barrier Level of 555.72. As such, the investor will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 3: The Index decreases from an Initial Index Level of 1,111.44 to a Final Index Level of 333.43.

The Final Index Level of 333.43 (representing a decline of -70.00% from the Initial Index Level) is less than the Barrier Level of 555.72. As such, the investor will receive a Payment at Maturity of $300.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × -70.00] = $300.00

THE CMS RATES

The CMS Rate with a maturity of 30 years (“30 Year CMS Rate”) and the CMS Rate with a maturity of 2 years (“2 Year CMS Rate”), will be determined by the Calculation Agent by reference to the 30 Year CMS Rate and the 2 Year CMS Rate that appear on Reuters ISDAFIX1 page (the “ISDAFIX1 Page”) as of 11:00 a.m., New York City time, on the relevant Reference Rate Determination Date. Please see the information contained in “Reference Assets—Floating Interest Rate—CMS Rate” starting on page S-72 of the Prospectus Supplement for additional detail, including information on procedures that will be applied by the Calculation Agent when the Reference Rate cannot be determined in the manner described above on any Reference Rate Determination Date.

Historical Information for the CMS Rates

We have provided the following historical information to help you evaluate the behavior of the CMS Rates in various periods. The historical difference between the CMS Rates should not be taken as an indication of the future difference between the CMS Rates or the performance of the Notes. Fluctuations in the CMS Rates make the interest rate on the Notes difficult to predict and can result in an interest rate to investors that is lower than anticipated. Fluctuations in the CMS Rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

We cannot guarantee that the difference between the CMS Rates will be maintained or will increase or that the difference between the CMS Rates will be greater than zero over the term of the Notes so that you will receive a rate of interest greater than the Minimum Interest Rate for any Interest Period during the Floating Interest Payment Period. The actual interest rate on the Notes for any Interest Period commencing on or after April 16, 2015 will depend on the actual CMS Rates on the applicable Interest Determination Dates.

PS–13

The following table and graph show historical month-end differences between the CMS Rates from January 2008 through April 11, 2014 based on the CMS Rates as published by Bloomberg L.P. We have not independently verified the accuracy or completeness of the historical data in the table and graph below. The Calculation Agent will determine the actual interest rate on the Notes for any Interest Periods commencing on or after April 16, 2015 by reference to the CMS Rates as published on the ISDAFIX1 Page.

Historical Difference between 30 Year CMS Rate and 2 Year CMS Rate(1)

	2008	2009	2010	2011	2012	2013	2014
January	1.967%	1.767%	3.295%	3.503%	2.165%	2.590%	3.133%
February	2.308%	1.762%	3.352%	3.406%	2.219%	2.551%	3.140%
March	2.178%	1.872%	3.321%	3.350%	2.394%	2.567%	2.996%
April	1.676%	2.103%	3.130%	3.384%	2.256%	2.453%	2.992	%(2)
May	1.650%	2.838%	2.815%	3.309%	1.739%	2.769%
June	1.393%	2.634%	2.750%	3.392%	1.931%	2.948%
July	1.562%	2.744%	2.990%	3.242%	1.912%	3.215%
August	1.452%	2.767%	2.516%	2.686%	2.103%	3.149%
September	1.233%	2.619%	2.742%	2.139%	2.185%	3.194%
October	1.662%	2.923%	3.150%	2.436%	2.229%	3.179%
November	0.928%	3.037%	3.034%	2.096%	2.175%	3.385%
December	1.233%	3.104%	3.341%	1.871%	2.356%	3.423%

(1)	The Reference Rate will be an amount determined by the Calculation Agent equal to the CMS Spread, which is the 30 Year CMS Rate minus the 2 Year CMS Rate.
(2)	As measured on April 11, 2014.

PS–14

INFORMATION REGARDING THE INDEX

As noted above, the Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

The above information supplements the description of the Index found in the accompanying index supplement. For more details about the Index, the index sponsor and license agreement between the index sponsor and the issuer, as well as certain risk factors that you should consider, see “Reference Assets—Non-Proprietary Indices—Equity Indices—Russell 2000® Index” and “Risk Factors” on page IS-31 and IS-2, respectively, of the accompanying index supplement.

Historical High, Low and Closing Levels of the Index

You should not take the historical levels of the Index as an indication of the future performance of the Index. The closing level of the Index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the Index during any period shown below is not an indication that the Index is more or less likely to increase or decrease at any time during the life of the Notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the Index. The actual performance of the Index over the life of the offered notes, as well as the payment at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the Index for each of the four calendar quarters in 2008, 2009, 2010, 2011, 2012 and 2013, the first two calendar quarter of 2014 (through April 11, 2014). We obtained the closing levels listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Quarterly High, Low and Closing Levels of the Index

Period/Quarter Ended	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2008	753.55	643.97	687.97
June 30, 2008	763.27	686.07	689.66
September 30, 2008	754.38	657.72	679.58
December 31, 2008	671.59	385.31	499.45
March 31, 2009	514.71	343.26	422.75
June 30, 2009	531.68	429.16	508.28
September 30, 2009	620.69	479.27	604.28
December 31, 2009	634.07	562.40	625.39
March 31, 2010	690.30	586.49	678.64
June 30, 2010	741.92	609.49	609.49
September 30, 2010	677.64	590.03	676.14
December 31, 2010	792.35	669.45	783.65
March 31, 2011	843.55	773.18	843.55
June 30, 2011	865.29	777.20	827.43
September 30, 2011	858.11	643.42	644.16
December 31, 2011	765.43	609.49	740.92
March 31, 2012	846.13	747.28	830.30
June 30, 2012	840.63	737.24	798.49
September 30, 2012	864.70	767.75	837.45
December 31, 2012	852.49	769.48	849.35
March 31, 2013	953.07	872.60	951.54
June 30, 2013	999.99	901.51	977.48
September 30, 2013	1078.41	989.54	1073.79
December 31, 2013	1163.64	1043.46	1163.64
March 31, 2014	1208.65	1093.59	1173.04
April 11, 2014	1192.81	1111.44	1111.44

PS–15

The following graph sets forth the historical performance of the Index based on the daily closing levels from January 2, 2008 to April 11, 2014. The closing level of the Index on April 11, 2014 was 1,111.44.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PS–16

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, except with respect to the discussion under “Non-U.S. Holders” below, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income-bearing derivative contract with respect to the Index.

If your Notes are properly treated as a contingent income-bearing derivative contract, you will likely be taxed on any interest payments you receive on the Notes as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition, you should recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time and your tax basis in the Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year, and otherwise should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income. However, it is possible that you should recognize ordinary income upon the sale of your Notes to the extent of the portion of the sale proceeds that relates to accrued interest payments that you have not yet included in ordinary income. Any character mismatch arising from your inclusion of ordinary income in respect of the interest payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments. Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the interest payments that are made on the Notes. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss. You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

For a further discussion of the tax treatment of your Notes and the interest payments to be made on the Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Factors—Taxes”, in this pricing supplement.

PS–17

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any interest payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.” The Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which would, if finalized in their current form, impose U.S. federal withholding tax on “dividend equivalent” payments made on certain financial instruments linked to U.S. corporations (which the proposed regulations refer to as “specified ELIs”) that are owned by non-U.S. holders. According to a notice issued by the Internal Revenue Service on March 4, 2014, the Internal Revenue Service intends to issue regulations providing that the term “specified ELI” will exclude any instrument issued prior to 90 days after the date when the proposed regulations under Section 871(m) are finalized. Accordingly, we anticipate that non-U.S. holders of the Notes will not be subject to tax under Section 871(m) of the Internal Revenue Code.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL TERMS OF THE NOTES

Notwithstanding anything to the contrary contained herein, (1) each reference to “BBA” on page S-79 of the prospectus supplement will be deemed to refer to “IntercontintentalExchange Group”.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

PS–18

US$3,000,000

BARCLAYS BANK PLC

PRINCIPAL AT RISK CALLABLE CMS STEEPENER AND RUSSELL 2000® INDEX

LINKED NOTES DUE APRIL 16, 2029

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED JULY 19, 2013, THE PROSPECTUS SUPPLEMENT

DATED JULY 19, 2013 AND THE INDEX SUPPLEMENT DATED JULY 19, 2013)